April 16, 2004

Joel A. Wattenbarger, Esq.
Ropes & Gray, L.L.P.
One International Place
Boston, Massachusetts 02110-2624

Re:	Western Asset/Claymore Inflation-Protected Securities Fund 2
	File Nos. 333-111316 and 811-21477

Dear Mr. Wattenbarger:

	We have reviewed the registration statement on Form N-2 for Western Asset/Claymore Inflation-Protected Securities Fund 2 ("Fund"), relating to the Fund`s offering of preferred shares, filed with the Commission on March 12, 2004. As you requested in your letter of March 24, 2004, we have conducted a selective review of the registration statement. We have the following comments.

Prospectus

General

1. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any further pre-effective amendments.

2. Please inform the staff of the information the Fund proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

3.	Please do not use capital letters only for large blocks of
text,
such as the paragraph preceded by the prospectus table of contents and the first paragraph of the prospectus summary; use lower case letters where normally appropriate. See Rule 421 under the Securities Act.
Cover
	Please confirm that the $250 per share sales load set forth in the pricing table will be paid by preferred shareholders and that it will not be charged to common shareholders.



Prospectus Summary

Special Risk Considerations

	Please disclose the relationships, if any, between the risk the
Fund will not earn sufficient income from its investments to pay dividends on the preferred shares and the risk of rising interest rates. Please provide examples of the "certain circumstances" referenced in the disclosure pertaining to the Fund`s failure to earn sufficient income.

Dividends on Preferred Shares

	Please explain to us supplementally why the Fund may designate special rate periods in certain circumstances and how, under these circumstances, the special rate period will benefit holders of the Fund`s preferred shares. Also, if the Fund is likely to designate a special rate period, make this disclosure more prominent.

Asset Maintenance

	Please advise us supplementally whether Article Twelve of the Fund`s Amended and Restated Bylaws was revised before or after the Fund`s offering of common shares.

Custodian, Auction Agent, Transfer Agent, Registrar, etc.

	Please disclose the fees paid to the entities identified in this section; also disclose who will pay the fees, e.g., the Fund`s common shareholders.

Financial Highlights

	Please advise us supplementally whether the Fund is currently fully invested.

Investment Advisory Agreement and Investment Management Agreement

	Please advise us supplementally whether the Investment
Advisor
or Manager make any payments to underwriters or broker-dealers for shareholder services.

Statement of Additional Information

Investment Objectives and Policies

	Please disclose the Fund`s total asset percentage limitation for illiquid securities.





Investment Restrictions

	Please delete from the narrative discussion of the Fund`s concentration policy the words "including the period during which the net proceeds of the offering are being invested."

Trustees and Officers

	Please separate information for all interested directors from the information for independent directors in all tables in this section.

	Include in a footnote to column five of the Compensation
Table
the number of investment companies in the mutual fund complex of the registrant.

Approval of Investment Advisory Agreement
	This disclosure does not contain a reasonably detailed discussion of the material factors that formed the basis for the board of directors approving the investment advisory contract.
Please include this information in the disclosure.  See
Instruction
to Item 18.13 of Form N-2.
	 Please advise whether the NASD has reviewed and approved the terms of the underwriting agreement.

	Please respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the Securities Act. Any questions you may have regarding the filing or this letter may be directed to me at 202.942.0686.


							Sincerely,


							Vincent J. Di Stefano
							Senior Counsel





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